Neuberger Berman Management LLC 605 Third Avenue New York, NY 10158-3698 Tel 212.476.9000

Contact:

Neuberger Berman Management LLC

Investor Information

(877) 461-1899

NEUBERGER BERMAN CALIFORNIA INTERMEDIATE MUNICIPAL FUND INC.,
NEUBERGER BERMAN INCOME OPPORTUNITY FUND INC. AND
NEUBERGER BERMAN REAL ESTATE SECURITIES INCOME FUND INC.
COMMENCE TENDER OFFERS

     NEW YORK, NY, September 18, 2009…Neuberger Berman California Intermediate Municipal Fund Inc. (NYSE Amex: NBW), Neuberger Berman Income Opportunity Fund Inc. (NYSE Amex: NOX), and Neuberger Berman Real Estate Securities Income Fund Inc. (NYSE Amex: NRO) (each a “Fund” and collectively, the “Funds”) each announced today the commencement of its previously announced tender offers. NBW and NOX will each purchase up to 10% of its outstanding shares of common stock and NRO will purchase up to 5% of its outstanding shares of common stock. Each Fund will purchase shares in its tender offer at a price equal to 98% of its net asset value per share determined on the date the tender offer expires. Each tender offer commenced today, September 18, 2009, and will expire on October 16, 2009, at 5:00 p.m. EST, or on such later date to which the offer is extended.

     Additional terms and conditions of the tender offers are set forth in the Funds’ tender offer materials, which will be distributed to stockholders. If the amount of a Fund’s outstanding common stock that is tendered exceeds the maximum amount of such Fund’s offer, that Fund will purchase shares from tendering stockholders on a pro rata basis (after taking into account ‘‘odd lots’’ and with appropriate adjustment to avoid purchase of fractional shares of common stock). Accordingly, stockholders cannot be assured that a Fund will purchase all of their tendered shares.

     This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of any Fund. A tender offer will be made only by an offer to purchase, a related letter of transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov and from the Fund by calling 877-461-1899. Stockholders of each Fund should read the relevant offer to purchase and tender offer statement on Schedule TO and related exhibits as they will contain important information about the tender offers.

About Neuberger Berman

     Neuberger Berman Group LLC is one of the world’s largest private, independent, employee-controlled asset management companies. As of June 30, 2009, assets under management were approximately $158 billion. Established in 1939, Neuberger Berman is a leader in a broad range of global investment solutions – equity, fixed income, and alternatives – to institutions and individuals though customized separately managed accounts, mutual funds and alternative investment products. For more information please visit our website at www.nb.com.

# # #

Statements made in this release that look forward in time involve risks and uncertainties and are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such risks and uncertainties include, without limitation, the adverse effect from a decline in the securities markets or a decline in each Fund’s performance, a general downturn in the economy, competition from other closed-end investment companies, changes in government policy or regulation, inability of the Funds’ investment adviser to attract or retain key employees, inability of each Fund to implement its investment strategy, inability of each Fund to manage rapid expansion and unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations.